PROSPECTUS SUPPLEMENT
(TO PROSPECTUS DATED JUNE 6, 1996)

                                1,500,000 SHARES

                                     [LOGO]
                         DUKE REALTY INVESTMENTS, INC.

                                  COMMON STOCK
                                 --------------

    Duke Realty Investments, Inc. (the "Company") is a self-administered and self-managed real estate investment trust that began operations through a related entity in 1972. As of September 30, 1996, the Company owned a diversified portfolio of 233 in-service industrial, office and retail properties, encompassing approximately 26.0 million square feet located in eight states, and 15 buildings and two building expansions encompassing approximately
3.0 million square feet under development. The Company also owns approximately 1,220 acres of land for future development. The Company has the largest commercial real estate operations in Indianapolis and Cincinnati and is one of the largest real estate companies in the Midwest. The Company expects to continue to pay regular quarterly dividends to its shareholders.

    All of the shares of Common Stock offered hereby are being sold by the Company. The Common Stock is listed on the New York Stock Exchange under the symbol DRE. The last reported sale price for the Common Stock on January 14, 1997 was $40 per share.
                              -------------------

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES
 AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE
   ACCURACY OR ADEQUACY OF THIS PROSPECTUS SUPPLEMENT OR THE PROSPECTUS TO
     WHICH IT    RELATES. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL
                                    OFFENSE.

                                                      PRICE TO       UNDERWRITING      PROCEEDS TO
                                                       PUBLIC         DISCOUNT(1)      COMPANY(2)
Per Share........................................      $40.00            $2.10           $37.90
Total (3)........................................    $60,000,000      $3,150,000       $56,850,000

(1) The Company has agreed to indemnify the several Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended. See "Underwriting."

(2) Before deducting expenses payable by the Company estimated at $125,000.

(3) The Company has granted to the several Underwriters an option to purchase up to an additional 225,000 shares of Common Stock to cover over-allotments, if any. If all of such shares are purchased, the total Price to Public, Underwriting Discount and Proceeds to Company will be $69,000,000, $3,622,500 and $65,377,500, respectively. See "Underwriting."
                              -------------------

    The shares of Common Stock are offered by the several Underwriters, subject to prior sale, when, as and if delivered to and accepted by them, subject to approval of certain legal matters by counsel for the Underwriters. The Underwriters reserve the right to withdraw, cancel or modify such offer and to reject orders in whole or in part. It is expected that delivery of the shares of Common Stock will be made in New York, New York on or about January 21, 1997.
                              -------------------

MERRILL LYNCH & CO.
            LEGG MASON WOOD WALKER

                    INCORPORATED
                                A.G. EDWARDS & SONS, INC.
                                                         EVEREN SECURITIES, INC.
                                  ------------

          The date of this Prospectus Supplement is January 14, 1997.

    [Map entitled "Duke Realty Investments Principal Markets" and consisting of
(1) a map of the continental United States on which the states of Missouri, Wisconsin, Illinois, Michigan, Indiana, Kentucky, Tennessee and Ohio are shaded and (2) a larger map of such states on which the city of Indianapolis, Indiana is shown as the Corporate Headquarters; the cities of Decatur, Illinois, Detroit, Michigan, St. Louis, Missouri, Columbus, Ohio, Cleveland, Ohio, Cincinnati, Ohio and Nashville, Tennessee are shown as Regional Office locations; and the cities of Milwaukee, Wisconsin, St. Louis, Missouri, Bloomington, Illinois, Champaign, Illinois, Decatur, Illinois, Indianapolis, Indiana, Nashville, Tennessee, Detroit, Michigan, Fort Wayne, Indiana, Columbus, Ohio, Dayton, Ohio, Cleveland, Ohio, Cincinnati, Ohio and Covington, Kentucky are shown as Duke Markets.]

    IN CONNECTION WITH THE OFFERING, THE UNDERWRITERS MAY OVER-ALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICE OF THE COMMON STOCK AT A LEVEL ABOVE THAT WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH TRANSACTIONS MAY BE EFFECTED ON THE NEW YORK STOCK EXCHANGE, IN THE OVER-THE-COUNTER MARKET OR OTHERWISE. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.

    THE FOLLOWING INFORMATION IS QUALIFIED IN ITS ENTIRETY BY, AND SHOULD BE READ IN CONJUNCTION WITH, THE MORE DETAILED INFORMATION APPEARING ELSEWHERE IN THIS PROSPECTUS SUPPLEMENT AND THE ACCOMPANYING PROSPECTUS OR DOCUMENTS INCORPORATED HEREIN AND THEREIN BY REFERENCE. UNLESS INDICATED OTHERWISE, THE INFORMATION CONTAINED IN THIS PROSPECTUS SUPPLEMENT IS PRESENTED AS OF SEPTEMBER 30, 1996. ALL REFERENCES TO THE "COMPANY" IN THIS PROSPECTUS SUPPLEMENT AND THE ACCOMPANYING PROSPECTUS INCLUDE THE COMPANY AND THOSE ENTITIES OWNED OR CONTROLLED BY THE COMPANY, UNLESS THE CONTEXT INDICATES OTHERWISE.

    WHEN USED IN THIS PROSPECTUS SUPPLEMENT, THE WORDS "BELIEVES," "EXPECTS" AND SIMILAR EXPRESSIONS ARE INTENDED TO IDENTIFY FORWARD-LOOKING STATEMENTS. SUCH STATEMENTS ARE SUBJECT TO CERTAIN RISKS AND UNCERTAINTIES WHICH COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY. READERS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THESE FORWARD-LOOKING STATEMENTS, WHICH SPEAK ONLY AS OF THE DATE HEREOF. THE COMPANY UNDERTAKES NO OBLIGATION TO PUBLICLY RELEASE THE RESULTS OF ANY REVISIONS TO THESE FORWARD-LOOKING STATEMENTS WHICH MAY BE MADE TO REFLECT EVENTS OR CIRCUMSTANCES AFTER THE DATE HEREOF OR TO REFLECT THE OCCURRENCE OF UNANTICIPATED EVENTS.

                                  THE COMPANY

    The Company is a self-administered and self-managed real estate investment trust (a "REIT") that began operations through a related entity in 1972. At September 30, 1996, the Company owned a diversified portfolio of 233 in-service industrial, office and retail properties (the "Properties"), encompassing approximately 26.0 million square feet located in eight states, and 15 buildings and two building expansions encompassing approximately 3.0 million square feet under development. The Company also owns approximately 1,220 acres of unencumbered land (the "Land") for future development, of which approximately 80% is zoned for industrial use and which is typically located adjacent to the Properties. The Company provides leasing, management, construction, development and other tenant-related services for the Properties and certain properties owned by third parties. The Company has the largest commercial real estate operations in Indianapolis and Cincinnati and is one of the largest real estate companies in the Midwest. The Company believes that the Midwest offers a relatively strong and stable economy compared to other regions of the United States and provides significant growth potential due to its central location, established manufacturing base, skilled work force and moderate labor costs.

    The Company has developed over 46 million square feet of commercial property since its founding. During the last five years, the Company developed an average of approximately 3.5 million square feet per year. Through the nine months ended September 30, 1996, the Company placed in service 3.3 million square feet of new development and acquired 2.6 million square feet of property.

    The Company manages over 38 million square feet of property, including over
9.4 million square feet owned by third parties. The Company manages approximately 33% and 24% of all competitive suburban office, warehousing and light manufacturing space in Indianapolis and Cincinnati, respectively. In addition to providing services to approximately 1,700 tenants in the Properties, the Company provides such services to over 1,100 tenants in approximately 120 properties owned by third parties. Based on market data maintained by the Company, the Company believes that it was responsible in 1995 for approximately 55% and 66% of the net absorption (gross space leased minus lease terminations and expirations) of competitive suburban office, warehousing and light manufacturing space in Indianapolis and Cincinnati, respectively. The Company believes that its dominant position in the primary markets in which it operates gives it a competitive advantage in its real estate activities.

    After completion of this offering, the six senior officers of the Company, who collectively have over 127 years of experience in the real estate industry and have been with the Company for an average of over 18 years, will beneficially own Common Stock and partnership interests ("Units") issued by Duke Realty Limited Partnership (the "Operating Partnership") exchangeable for Common Stock that represent approximately 11% of the Company's Common Stock on a fully diluted basis.

    All of the Company's interests in the Properties and Land are held directly or indirectly by, and substantially all of its operations relating to the Properties are conducted through, the Operating

Partnership. Units in the Operating Partnership may be exchanged by the holders thereof, other than the Company, for Common Stock of the Company on a one for one basis. Upon an exchange of Units for Common Stock, the Company's percentage interest in the Operating Partnership will increase. The Company controls the Operating Partnership as the sole general partner and owner, as of September 30, 1996, of approximately 89% of the Units.

    The following table provides an overview of the Properties.

                             SUMMARY OF PROPERTIES
                       (IN THOUSANDS, EXCEPT PERCENTAGES)

                                                                                             PERCENT OF
                                                              PERCENT OF      ANNUAL NET      TOTAL NET       OCCUPANCY AT
                                                  SQUARE     TOTAL SQUARE     EFFECTIVE       EFFECTIVE      SEPTEMBER 30,
TYPE OF PROPERTY                                   FEET          FEET          RENT(1)       ANNUAL RENT          1996
-----------------------------------------------  ---------  ---------------  ------------  ---------------  ----------------
Industrial.....................................     17,343           67%      $   62,432            41%            94.0%
Office.........................................      6,847           26           74,086            49             94.6%
Retail.........................................      1,766            7           15,032            10             95.0%
                                                 ---------          ---      ------------          ---
Total..........................................     25,956          100%      $  151,550           100%            94.2%
                                                 ---------          ---      ------------          ---
                                                 ---------          ---      ------------          ---

------------------------

(1) Represents annual net effective rent due from tenants in occupancy as of September 30, 1996. Net effective rent equals the average annual rental property revenue over the terms of the respective leases, excluding additional rent due as operating expense reimbursements, landlord allowances for operating expenses and percentage rents.

    The Company's Properties have a diverse and stable base of approximately 1,700 tenants. Many of the tenants are Fortune 500 companies and engage in a wide variety of businesses, including manufacturing, retailing, wholesale trade, distribution, and professional services. Approximately 50% of the square footage of the Properties is occupied by tenants with a net worth based on book value of $100 million or greater. Approximately 70% of the gross leasable area of the Properties is occupied by tenants who have been in business for more than 10 years. The Company renewed 82% of the square feet of tenants up for renewal in the first nine months of 1996 on approximately 2.1 million square feet up for renewal. No single tenant accounts for more than 2% of the Company's total gross effective rent (computed using the average annual rental property revenue over the terms of the respective leases including landlord operating expense allowances but excluding additional rent due as operating expense reimbursements).

                              RECENT DEVELOPMENTS

OPERATING PERFORMANCE AND DIVIDEND INCREASE

    For the nine months ended September 30, 1996, the Company reported the following information as compared to the same period in 1995.

                                                                                            FOR THE NINE MONTHS
                                                                                            ENDED SEPTEMBER 30,
                                                                                          ------------------------
                                                                                             1996         1995
                                                                                          -----------  -----------
                                                                                               (IN THOUSANDS)
Net income available for common shareholders............................................  $    35,425  $    25,012
Revenues................................................................................      130,234       94,624
Funds From Operations...................................................................       55,113       39,845
Cash flow provided by (used by):
  Operating activities..................................................................       69,103       62,188
  Investing activities..................................................................     (202,507)    (189,244)
  Financing activities..................................................................      139,600      146,318

    On July 25, 1996, the Company's Board of Directors raised its regular quarterly dividend from $.49 per share to $.51 per share, payable on August 30, 1996 to shareholders of record on August 16, 1996. On October 24, 1996, the Company's Board of Directors declared a regular quarterly dividend of $.51 per share, payable on November 29, 1996 to shareholders of record on November 15, 1996. This dividend equals $2.04 on an annualized basis.

FINANCING

    In March 1996, the Company issued 4.4 million shares of Common Stock, raising net proceeds of $125.2 million. In July 1996, the Company issued $40.0 million of investment-grade Medium-Term Notes maturing in July 2000 with an interest rate of 7.28%. In August 1996, the Company issued 3.0 million Depositary Shares, each representing 1/10 of a 9.10% Series A Cumulative Redeemable Preferred Share, raising net proceeds of $72.3 million. In November 1996, the Company issued $50.0 million of investment-grade Medium-Term Notes maturing in November 2004 with an interest rate of 7.14%. The proceeds of these financings have been used to reduce the balance on the Company's unsecured line of credit and to fund the development and acquisition of additional rental properties.

    The Company reduced the interest rate on its $150.0 million unsecured line of credit from the 30-day London Interbank Offered Rate ("LIBOR") plus 1.50% to LIBOR plus 1.25% effective September 1, 1996.

DEVELOPMENT AND ACQUISITIONS

    During the first nine months of 1996, the Company placed in service 3.3 million square feet of newly developed properties which are 91% leased. The total cost of these properties was $134.3 million and the combined weighted average unleveraged stabilized return on cost for these properties is expected to be 11.7%. Also during the first nine months of 1996, the Company acquired 2.6 million square feet of properties which are 88% leased. The total cost of these properties was $173.3 million and the combined weighted average unleveraged stabilized return on cost for these properties is expected to be 11.6%. The Company currently has 3.0 million square feet of properties under development which are 66% pre-leased. These properties consist of 71% industrial, 18% office and 11% retail properties (based on square footage) and are expected to have a total cost upon completion of $118.0 million. The combined weighted average unleveraged stabilized return on cost for these properties is expected to be 11.8%.

    Subsequent to September 30, 1996, the Company placed in service another 778,000 square feet of properties which are 76% leased with a total cost of $38.1 million. In addition, the company has acquired 819,000 square feet of properties which are 90% leased at a total cost of $51.1 million. The combined weighted average unleveraged stabilized return on cost for these properties is expected to be 11.6%. The Company also sold one retail property comprising 149,000 square feet for a sales price of $9.6 million. Also, the Company's third-party management contract for an approximately 700,000 square foot retail project in Indianapolis, Indiana was terminated.

    The Company's expectations of total cost and weighted average unleveraged stabilized return on cost constitute forward-looking information that is subject to risks inherent in the completion of construction of the properties under development and the leasing of any unleased portion of the properties. Such risks could cause actual results to differ materially from the Company's expectations.

                                USE OF PROCEEDS

    The net proceeds to the Company from the sale of the Common Stock offered hereby are expected to be approximately $56.7 million (approximately $65.3 million if the Underwriters' over-allotment option is exercised in full). The Company presently intends to use the net proceeds to retire the outstanding balance on its lines of credit (the "Lines of Credit") and to fund development and acquisition of additional rental properties. The Lines of Credit had an aggregate of $34.0 million outstanding as of December 31, 1996, bearing interest at LIBOR plus .75% to 1.25%.

                PRICE RANGE OF COMMON STOCK AND DIVIDEND HISTORY

    The Common Stock is listed on the New York Stock Exchange under the symbol DRE. The following table sets forth the high and low sale prices of the Common Stock for the periods indicated and the dividend paid per share during each such period.

                                                                                        CLOSING PRICES
                                                                                          PER SHARE
                                                                                     --------------------   DIVIDENDS
QUARTERLY PERIOD                                                                       HIGH        LOW      PER SHARE
-----------------------------------------------------------------------------------  ---------  ---------  -----------
1995
  First Quarter....................................................................  $   27.88  $   25.13   $    0.47
  Second Quarter...................................................................      29.25      26.25        0.47
  Third Quarter....................................................................      31.63      27.63        0.49
  Fourth Quarter...................................................................      31.75      27.63        0.49
1996
  First Quarter....................................................................      32.50      29.13        0.49
  Second Quarter...................................................................      30.50      28.38        0.49
  Third Quarter....................................................................      33.25      29.00        0.51
  Fourth Quarter...................................................................      38.50      32.75        0.51
1997
  First Quarter (through January 14, 1997).........................................      40.00      38.25

    The last reported sale price of the Common Stock on the New York Stock Exchange on January 14, 1997 was $40 per share. As of January 13, 1997, there were 1,728 registered holders of Common Stock.

    Since its organization in 1986, the Company has paid regular and uninterrupted dividends. The Company intends to continue to declare quarterly dividends on its Common Stock. However, no assurances can be given as to the amounts of future dividends as such dividends are subject to the Company's cash flow from operations, earnings, financial condition, capital requirements and such other factors as the Board of Directors deems relevant. The Company has determined that approximately 14% of the per share distribution for 1995 represented return of capital to the shareholders for income tax purposes. No assurance can be given that such percentage will not change in future years.

DIVIDEND REINVESTMENT PLAN

    The Company has an Automatic Dividend Reinvestment Plan (the "Plan") which allows shareholders to acquire additional shares of Common Stock by automatically reinvesting cash dividends. Common Stock is acquired pursuant to the Plan at a price equal to the prevailing market price of such Common Stock less a 4% discount, without payment of any brokerage commission or service charge. The Plan also allows persons to purchase Common Stock at a price equal to the prevailing market price of such Common Stock (without any discount but without payment of any brokerage commission or service charge) in the same manner as cash dividends are invested in amounts of not less than $100 ($25 for automated funds transfers) and not more than $5,000 per month for participating shareholders and in amounts of not less than $250 and more than $5,000 per month for initial investments by persons who are not shareholders. Shareholders who do not participate in the Plan continue to receive cash dividends, as declared.

                   CERTAIN FEDERAL INCOME TAX CONSIDERATIONS

    The provisions of the Internal Revenue Code of 1986, as amended (the "Code"), pertaining to REITs are highly technical and complex. The following is a brief and general summary of certain provisions that currently govern the federal income tax treatment of the Company and its shareholders. For the particular provisions that govern the federal income tax treatment of the Company and its shareholders, reference is made to Sections 856 through 860 of the Code and the regulations thereunder. The following summary is qualified in its entirety by such reference.

    Investors are urged to consult their own tax advisors with respect to the appropriateness of an investment in the Common Stock offered hereby and with respect to the tax consequences arising under federal law and the laws of any state, municipality or other taxing jurisdiction, including tax consequences resulting from such investor's own tax characteristics. As used in this section, the term "Company" refers solely to Duke Realty Investments, Inc.

    Management believes the Company was organized and has operated, and intends to continue to operate, in such a manner as to meet the requirements for qualification and taxation as a REIT under the Code, but no assurance can be given that the Company has so qualified or will at all times so qualify. In the opinion of Bose McKinney & Evans, counsel to the Company, assuming the Company was organized in conformity with and has satisfied the requirements for qualification and taxation as a REIT under the Code for each of its taxable years from and including the first year for which the Company made the election to be taxed as a REIT, the proposed method of operation of the Company will permit the Company to continue to qualify to be taxed as a REIT for its current and subsequent taxable years. This opinion is based upon certain assumptions relating to the organization and operation of the Company, the Operating Partnership and their subsidiaries and is conditioned upon certain representations made by Company personnel and affiliates as to certain factual matters relating to the Company's past operations and the intended manner of future operation of the Company, the Operating Partnership and their subsidiaries.

    To qualify as a REIT under the Code for a taxable year, the Company must meet certain organizational and operational requirements, which generally require it to be a passive investor in operating real estate and to avoid excessive concentration of ownership of its capital stock. So long as the Company qualifies for taxation as a REIT and distributes at least 95% of its REIT taxable income (computed without regard to net capital gain and the dividends paid deduction) for its taxable year to its shareholders, it will not be subject to federal income tax with respect to such income that it distributes to its shareholders. The Company will be taxed at regular corporate rates on all income not distributed to shareholders. REITs also may incur taxes for certain other activities or to the extent distributions do not satisfy certain other requirements.

    If the Company fails to qualify during any taxable year as a REIT, unless certain relief provisions are available, it will be subject to tax (including any applicable alternative minimum tax) on its taxable income at regular corporate rates, which could result in a discontinuation of or substantial reduction in dividends to shareholders and therefore have a material adverse effect upon its shareholders. If disqualified for taxation as a REIT for a taxable year, the Company would also be disqualified for taxation as a REIT for the four taxable years thereafter, unless such failure were considered to be due to reasonable cause and not willful neglect.

    In any year in which the Company qualifies to be taxed as a REIT, distributions made to its shareholders out of current or accumulated earnings and profits will be taxed to shareholders as ordinary income except that distributions of net capital gains designated by the Company as capital gain dividends will be taxed as long-term capital gain income to the shareholders. However, corporate shareholders may be required to treat up to 20% of certain capital gain dividends as ordinary income. Corporate shareholders will also not be eligible for the dividends received deduction with respect to ordinary or capital gain dividends. To the extent that distributions exceed current or accumulated earnings and profits, they will constitute a return of capital, rather than dividend or capital gain income, and will reduce the basis for the shareholder's Common Stock with respect to which the distribution is paid or, to the extent that they exceed such basis, will be taxed in the same manner as gain from the sale of that Common Stock.

                                  UNDERWRITING

    Subject to the terms and conditions contained in the terms agreement and related underwriting agreement (collectively, the "Underwriting Agreement"), the Company has agreed to sell to each of the Underwriters named below, and each of the Underwriters has severally agreed to purchase from the Company, the respective number of shares of Common Stock set forth after its name below. The Underwriting Agreement provides that the obligations of the Underwriters are subject to certain conditions precedent, and that the Underwriters will be obligated to purchase all of the shares of Common Stock if any are purchased.

                                                                             NUMBER OF SHARES
           UNDERWRITER                                                        OF COMMON STOCK
                                                                             -----------------
Merrill Lynch, Pierce, Fenner & Smith
          Incorporated.....................................................         375,000
Legg Mason Wood Walker, Incorporated.......................................         375,000
A.G. Edwards & Sons, Inc...................................................         375,000
EVEREN Securities, Inc.....................................................         375,000
                                                                             -----------------
           Total...........................................................       1,500,000
                                                                             -----------------
                                                                             -----------------

    The Underwriters have advised the Company that they propose initially to offer the Common Stock to the public at the public offering price set forth on the cover page of this Prospectus Supplement, and to certain dealers at such price less a concession not in excess of $1.25 per share. The Underwriters may allow, and such dealers may reallow, a discount not in excess of $.10 to certain other dealers. After the Offering, the public offering price, concession and discounts may be changed.

    The Company has granted an option to the Underwriters, exercisable during the 30-day period after the date of this Prospectus Supplement, to purchase up to an aggregate of 225,000 additional shares of Common Stock at the price to the public set forth on the cover page of this Prospectus Supplement, less the underwriting discount. The Underwriters may exercise this option only to cover over-allotments, if any. If the Underwriters exercise this option, each of the Underwriters will have a firm commitment, subject to certain conditions, to purchase approximately the same percentage thereof which the number of shares of Common Stock to be purchased by it shown in the foregoing table bears to the 1,500,000 shares of Common Stock offered hereby.

    The Company has agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended, or to contribute to payments the Underwriters may be required to make in respect thereof.

    The Company and the executive officers of the Company and the Directors have agreed that for a period of 45 days from the date of this Prospectus Supplement they will not, without prior and written consent of the Underwriters, offer, sell or otherwise dispose of any shares of Common Stock or any other security convertible into or exercisable for shares of Common Stock (except pursuant to the Company's stock option or dividend reinvestment plans and certain other agreements).

    Merrill Lynch, Pierce, Fenner & Smith Incorporated ("Merrill Lynch") from time to time provides investment banking and financial advisory services to the Company. Merrill Lynch also acted as representative of various underwriters in connection with public offerings of the Company's Common Stock, Depositary Shares and debt securities in 1993, 1994, 1995 and 1996.

                                 LEGAL MATTERS

    In addition to the legal opinions referred to under "Legal Opinions" in the accompanying Prospectus, the description of Federal income tax matters contained in this Prospectus Supplement entitled "Certain Federal Income Tax Considerations" is based upon the opinion of Bose McKinney & Evans.

-------------------------------------------
                                     -------------------------------------------
-------------------------------------------
                                     -------------------------------------------

    NO DEALER, SALESMAN OR OTHER INDIVIDUAL HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS SUPPLEMENT OR THE PROSPECTUS IN CONNECTION WITH THE OFFERING MADE BY THIS PROSPECTUS SUPPLEMENT AND THE PROSPECTUS AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR THE UNDERWRITERS. NEITHER THE DELIVERY OF THIS PROSPECTUS SUPPLEMENT OR THE PROSPECTUS NOR ANY SALE MADE HEREUNDER AND THEREUNDER SHALL, UNDER ANY CIRCUMSTANCE, CREATE AN IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE FACTS SET FORTH IN THIS PROSPECTUS SUPPLEMENT OR IN THE PROSPECTUS OR IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF. THIS PROSPECTUS SUPPLEMENT AND THE PROSPECTUS DO NOT CONSTITUTE AN OFFER OR SOLICITATION BY ANYONE IN ANY STATE IN WHICH SUCH OFFER OR SOLICITATION IS NOT AUTHORIZED OR IN WHICH THE PERSON MAKING SUCH OFFER OR SOLICITATION IS NOT QUALIFIED TO DO SO OR TO ANYONE TO WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION.

                                 --------------

                               TABLE OF CONTENTS

                                                    PAGE
                                                    -----
             PROSPECTUS SUPPLEMENT
The Company....................................         S-3
Recent Developments............................         S-5
Use of Proceeds................................         S-6
Price Range of Common Stock and Dividend
 History.......................................         S-6
Certain Federal Income Tax Considerations......         S-7
Underwriting...................................         S-8
Legal Matters..................................         S-8

                  PROSPECTUS
Available Information..........................           2
Incorporation of Certain Documents by
 Reference.....................................           2
The Company and the Operating Partnership......           3
Use of Proceeds................................           3
Ratios of Earnings to Fixed Charges............           3
Description of Debt Securities.................           4
Description of Preferred Stock.................          14
Description of Depositary Shares...............          20
Description of Common Stock....................          24
Plan of Distribution...........................          25
Legal Opinions.................................          26
Experts........................................          26

                                1,500,000 SHARES

                                     [LOGO]

                                  COMMON STOCK

                              -------------------

                             PROSPECTUS SUPPLEMENT

                              -------------------

                              MERRILL LYNCH & CO.
                             LEGG MASON WOOD WALKER
                                  INCORPORATED
                           A.G. EDWARDS & SONS, INC.
                            EVEREN SECURITIES, INC.

                                JANUARY 14, 1997

-------------------------------------------
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